Mail Stop 6010
Via Facsimile and U.S. Mail

October 14, 2008

Mr. M. E. "Hank" Durschlag
Acting Chief Executive Officer
HealthSport, Inc.
7633 E. 63rd Place, Suite 220
Tulsa, Oklahoma 74133

> **Re:** **HealthSport, Inc.**
> **Form 10-K for fiscal year ended December 31, 2007**
> **Form 10-Q for the quarterly period ended March 31, 2008**
> **Form 10-Q for the quarterly period ended June 30, 2008**
> **File No. 0-23100**

Dear Mr. Durschlag:

We have reviewed your September 26, 2008 response to our August 28, 2008 letter and acknowledge your intent to amend your filings. We have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information to better understand your disclosure.

Form 10-K for Fiscal Year Ended December 31, 2007

Consolidated Financial Statements

Note 1: Organization and Summary of Significant Accounting Policies

Stock Option Plans, page 31

1. Please refer to prior comment one. We acknowledge your adoption of SFAS 123R in the first quarter of 2006, which appears to indicate that these awards were equity-classified. Please explain the specific factors that you considered in determining the classification for these awards. Include expanded disclosure that provides the information, described in paragraphs 64-65 and A240-A241 of SFAS 123R.

Note 2: Acquisitions

Innozen, Inc. page 34

2.   Please refer to prior comment three. You have not described the methods and specific assumptions used to determine the $28.5 million fair value of acquired intangible assets. Please provide this information. In addition, include an explanation of the specific factors that you considered in concluding that the exclusive royalty free license granted to Schering-Plough did not impact your valuation of InnoZen intangible assets.

3.   Please refer to prior comment five. We acknowledge your response. However, despite the lack of product approvals, we continue to believe that you should describe the exclusive royalty free license granted to Schering-Plough for the distribution and marketing of your film strip products in many markets outside of the United States. Please revise your disclosure to include the significant terms of this distribution contract with Schering-Plough.

4.   Please refer to prior comment six. Please revise your disclosure to include customer concentration information, as reflected in your consolidated statement of operations for the year ended December 31, 2007, in accordance with paragraph 39 of SFAS 131. If the InnoZen's customers that were significant to InnoZen before your acquisition are no longer significant customers to your revenues after you acquired InnoZen, please explain to us why.

5.   Please refer to prior comment seven. You have not explained why the 2006 pro forma net loss shown in Note 2 is lower by $2,782,672 than the corresponding amount shown on page 4 of Exhibit 99.4 to your September 20, 2007 Form 8-K/A. We reissue our original comment. Please revise your disclosure in your Form 10-K, as appropriate.

*   *   *   *

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish on EDGAR under the form type label CORRESP a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding these comments. In this regard, do not hesitate to contact me, at 202-551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant